UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71320 / January 16, 2014

Admin. Proc. File No. 3-15431

In the Matter of

GALENA ACQUISITION CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Galena Acquisition Corp. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Galena Acquisition Corp.[2] The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Galena Acquisition Corp. is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Galena Acquisition Corp.*, Initial Decision Rel. No. 537 (Dec. 3, 2013), 107 SEC Docket 15, 2013 WL 6235349. The Central Index Key number is 1107603 for Galena Acquisition Corp.

INITIAL DECISION RELEASE NO. 537
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15431

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of G-CATS ACQUISITION CORP., GALAGEN, INC., GALENA ACQUISITION CORP., and GARMENT GRAPHICS, INC.	INITIAL DECISION ON DEFAULT AS TO GALENA ACQUISITION CORP. December 3, 2013

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

No one appeared for Galena Acquisition Corp.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

Background

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on August 20, 2013. The OIP alleges that Galena Acquisition Corp. (Galena) repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and/or 13a-13. On October 1, 2013, I issued an Order Making Findings and Revoking Registrations of Respondents, Except Galena Acquisition Corp., by Default in G-Cats Acquisition Corp., Exchange Act Release No. 70584, 2013 WL 5441639. In an Order issued on November 21, 2013, I found that Galena was served with the OIP prior to November 18, 2013. G-Cats Acquisition Corp., Admin. Proc. Rulings Release No. 1062, 2013 SEC LEXIS 3672.

Galena is in default because it did not file an Answer, participate in the prehearing conference on November 26, 2013, or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Findings of Fact

Galena, Central Index Key No. 1107603, is a dissolved Delaware corporation located in Singapore with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Galena is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $835 since its March 24, 1999, inception.

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). See China-Biotics, Inc., Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *57-58 & n.96 (Nov. 4, 2013). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Galena has failed to do so. "Compliance with [the reporting] requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. Moreover, Galena has failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations, or, through its failure to maintain a valid address on file with the Commission, did not receive such letters.

Galena's failure to timely file periodic reports has resulted in violations of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and/or 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities.

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Galena's violations are recurrent in that it repeatedly failed to file periodic reports for nearly twelve years. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Galena is culpable because it knew, or should have known, of its obligation to file periodic reports. Even with this reference to culpability, it should be noted that scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 & n.15 (D.D.C. 1978); Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13496-97. Galena has made no efforts to remedy its past violations, and it has offered no assurances against further violations. Considering its delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Galena's registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Galena Acquisition Corp. is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondent is notified that it may move to set aside the default in this case. A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. 17 C.F.R. § 201.155(b). Rule 155(b) of the Commission's Rules of Practice permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. Id.

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Brenda P. Murray,
Chief Administrative Law Judge